UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mercurity Fintech Holding Inc.

(Name of Issuer)

Ordinary Shares, par value US$0.00001 per share

(Title of Class of Securities)

58936H 109(1)

(CUSIP Number)

Tuo Su
Room 505, Building No. 23, Yijuyuan
Pengjiang District, Jiangmen, Guangdong Province
People’s Republic of China
Phone: +86 13716053592

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 360 ordinary shares of the Issuer.

CUSIP No. 58936H 109	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Universal Hunter (BVI) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

143,898,480
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

143,898,480
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,898,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.80%(2)
14.	TYPE OF REPORTING PERSON (see instructions)

CO

(2) Calculated based on the number in Row 11 above divided by 2,996,659,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of November 30, 2020.

CUSIP No. 58936H 109	Page 3 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tuo Su
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

143,898,480
	8.	SHARED VOTING POWER

0
	9.	SOLE DISPOSITIVE POWER

143,898,480
	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,898,480
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.80%(3)
14.	TYPE OF REPORTING PERSON (see instructions)

IN

(3) Calculated based on the number in Row 11 above divided by 2,996,659,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of November 30, 2020.

CUSIP No. 58936H 109	Page 4 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on June 1, 2020 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Ordinary Shares. Except as amended hereby, the Original Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented by the following:

On August 7, 2020, Dao Trust Limited, a company organized under the laws of Hong Kong, transferred 54,000,000 Ordinary Shares to Universal Hunter (BVI) Limited (“Universal Hunter”) which were the consideration paid by Universal Hunter for a transaction between Universal Hunter and Dao Trust Limited because such transaction was not completed. Dao Trust Limited is not affiliated with Universal Hunter.

Up to the date of this filing, Universal Hunter disposed of, on the open market, an aggregate of 169,242 ADSs, representing 60,927,120 Ordinary Shares, representing 2.0% of the Company’s total issued and outstanding Ordinary Shares.

Item 5. Interest in Securities of the Issuer.

Item 5(a) ─ (e) of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The responses to rows (7) through (13) of the cover page of this Amendment are hereby incorporated by reference in their entirety in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is based on 2,996,659,129 Ordinary Shares (excluding 18,475,560 Ordinary Shares in the form of ADSs that are reserved for issuance upon the exercise of share awards) issued and outstanding as of November 30, 2020.

Except as disclosed in this Statement, the Reporting Persons presently do not have the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, the Reporting Persons did not effect any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Company’s total issued and outstanding Ordinary Shares on November 29, 2020.

CUSIP No. 58936H 109	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2020

Tuo Su

/s/ Tuo Su